AIG Life and Retirement

21650 Oxnard St.

Suite 750

Woodland Hills, CA 91367

Nicole Strother

Counsel

Legal Department

T + 1 310 772 6225

 nicole.strother@aig.com

September 27, 2021

VIA EDGAR and EMail

Mr. Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Annuity Account Ten ("Registrant")
American General Life Insurance Company ("Depositor")
Advanced Outcomes Annuity ("Variable Annuity")
Amended Form N-4
File Nos. 333-254664 and 811-23649

Dear Mr. Foor:

Thank you for your verbal comments on August 25, 2021 regarding the amended Form N-4 Registration Statement referenced above. We have responded to your comments as follows:

Cover Page

1.Comment – Please clarify and add the following (or similar) statement on the cover page. "This variable annuity, unlike others, offers only specific types of funds."

Response – We have added the following disclosure to the cover page:

"This variable annuity is unlike other variable annuities because it offers specific types of funds. Other than the money market fund, all of the Underlying Funds contained within this variable annuity employ strategies which seek to provide a 'structured outcome' investment experience. These strategies seek to deliver performance defined by upside capture parameters and seek to provide targeted downside protection parameters based on the performance of one or more referenced indices. There are no guarantees the parameters will be met and a degree of under or over performance is likely. Please see the funds' prospectuses for complete details."

Glossary

2.Comment – Please add the term "Strategy" and its corresponding definition to the

Glossary.

Response – We have added the term "Strategy" and its corresponding definition to the Glossary. The definition of "Strategy" reads as follows:

"Strategy – An investment methodology seeking to provide targeted downside protection and upside potential in the variable annuity. A Strategy is represented across multiple Underlying Funds that are managed by Milliman Financial Risk Management LLC and is designed to target specific outcomes based upon the performance of the index to which they are referenced over a specified period of time. Each Strategy, is constructed to target mitigation of a portion of downside performance risk associated with the referenced index (e.g., a buffer, floor, and/or participation rate), and target some level of upside performance capture associated with the referenced index (e.g., a cap, participation rate, and/or spread)."

Important Information You Should Consider About the Contract

Charges for Early Withdrawal

3.Comment – It appears that 7% is the maximum withdrawal charge on the product. If so, please remove discussion as to the 6% withdrawal charge since there can only be one maximum.

Response – The reference to the 6% withdrawal charge has been removed.

Ongoing Fees and Expenses (annual charges)

4.Comment – Please consolidate the optional Return of Purchase Payment death benefit and the optional 10-Year Account Value Buffer into one line that covers the minimum and maximum annual fees for all optional benefits.

Response – The optional benefits have been consolidated.

5.Comment – Please modify the third footnote to show the "basis" for the charge. Response – The footnote has been modified and renumbered.

6.Comment – Please bold "which could add withdrawal charges that substantially increase costs" in the last paragraph.

Response – This language is now displayed in bold.

Risks Associated with Investment Options

7.Comment – Please disclose some of the most significant risks associated with the structured outcome funds.

Response – We have disclosed some of the most significant risks associated with the structured outcome funds under "Risks Associated with Investment Options."

Restrictions

8.Comment – Please add "and possible charges" to the first bullet next to "Investments."

Response – This language has been added to the first bullet next to "Investments."

9.Comment – Please revise the restrictions applicable to the optional benefits to identify restrictions generally rather than per individual optional benefit.

Response – The restrictions have been revised. The restrictions applicable to the optional benefits are now identified generally. Individual restrictions applicable to each of the optional benefits have now been included in the "Benefits Available

Under the Contract" table.

10.Comment – Consider removing "if the contract value" from the 4th bullet to the optional benefits that states, "You may not elect this feature if the contract value on the [10th] contract anniversary date ("Benefit Date") is after the Latest Annuity Date."

Response – The language "if the contract value" has been removed from the 4th bullet, which is now located under the "Benefits Available Under the Contract" table and now reads "May not be elected if the [10th] contract anniversary date ("Benefit Date") is after the Latest Annuity Date."

11.Comment – Please consider deleting the 5th bullet to the optional benefits that reads

"The Benefit Date will not change as a result of a Spousal Continuation" as it does not appear to be a restriction."

Response – The 5th bullet has been deleted.

12.Comment – Please consider deleting the 11th bullet to the optional benefits that reads "We pay a death benefit to your beneficiary(ies) if you die during the Accumulation Phase" as it does not appear to be a restriction.

Response - The 11th bullet has been deleted.

Overview of the Contract

13.Comment – Please explain supplementally why the disclosure under the "Purpose of the Contract" in the statutory prospectus is not the same as the disclosure under the "Purpose of the Contract" in the initial summary prospectus.

Response – The disclosure in the initial summary prospectus should be the same as the disclosure in the statutory prospectus. Accordingly, the disclosure in the initial summary prospectus has been updated to reflect the same disclosure in the statutory prospectus.

14.Comment – Please clearly disclose on page 7 that the 10-Year Account Value Buffer benefit should not be elected if you intend to annuitize prior to the 10th Contract Anniversary.

Response – The following disclosure has been added under "Overview of the Contract":

"You should not elect the 10-Year Account Value Buffer Benefit if you intend to annuitize your contract prior to the [10th] contract year anniversary."

Fee Table

15.Comment – Please provide the SEC Staff with an updated fee table and expenses for review prior to effectiveness.

Response – We will provide the SEC Staff with an updated fee table and expenses for review prior to effectiveness.

16.Comment – The following disclosure at the bottom of the fee table should appear at the top of the fee table.

"The foregoing tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected"

Response: The referenced disclosure has been moved to the top of the fee table.

17.Comment – Please revise the Contract Owner Annual Expenses to appear as a single table.

Response – The Contract Owner Annual Expenses tables are consistent with prior filings made by the Depositor that have been reviewed by the SEC Staff. Most notably, the Depositor filed a revised prospectus satisfying the requirements under Rule 498A of the Investment Company Act of 1940 on a separate variable annuity filing (file no. 333-185762) made on January 15, 2021. The SEC Staff provided verbal comments to this filing on or about March 2, 2021 and stated the Contract Owner Annual Expenses can have subheadings. The format of the Fee Table in the prospectus for the January 15, 2021 filing has served as the template for the Fee Table in other variable annuity product filings made by the Depositor. To date, the Depositor has not received a similar comment from the SEC Staff. In the interest of consistency, we request that the tables under the Contract Owner Annual Expenses appear as is.

18.Comment – Please explain the "basis" for the charge for the optional Return of Purchase Payment in the footnotes.

Response – Footnote 1 has been added to the Fee Table explaining the basis for the charge for the optional Return of Purchase Payment as follows:

"As a percentage of the average daily ending net asset value allocated to the Variable Portfolios."

19.Comment – Please explain the "basis" for the fees associated with the 10-Year Account Value Buffer and clarify the 10% and 20% percentages.

Response – Footnotes 2 and 3 have been added to the Fee Table explaining the basis for the fees associated with the 10-Year Account Value Buffer and clarifying the 10% and 20% percentages as follows:

Footnote 2:

"A percentage selected by you to calculate the amount that will be credited under the [10-Year Account Value Buffer] Benefit."

Footnote 3:

"As an annualized percentage of Net Purchase Payments that will be deducted from your contract value each Benefit Quarter Anniversary."

20.Comment – Please delete the footnote regarding Base Contract Expenses to the Fee Table.

Response – The footnote has been deleted.

Examples

21.Comment – Please provide the SEC Staff with updated examples for review prior to effectiveness.

Response – We will provide the SEC Staff with updated examples for review prior to effectiveness.

22.Comment – Please do not include 2.55% as the maximum expense on page 9 because the fees that make up the 2.55% are charged against different basis.

Response – The maximum expense and corresponding parenthetical included inadvertent typos and has been revised as follows:

"(assuming annual contract expenses of [1.45%] (including the Return of Purchase Payment death benefit), the [20%] Benefit Percentage under the optional 10-Year Account Value Buffer Benefit and investment in an Underlying Fund with total expenses of [ ]%*)"

23.Comment – Please consider removing the three footnotes on page 9 as they are unnecessary to the examples.

Response – We have removed the three footnotes.

24.Comment – Consider revising "a decrease in your Contract Value may reduce"" in the first footnote.

Response – Per Comment 23, the footnote has been removed.

25.Comment – Please confirm that the pro-rated 10 Year Account Value Buffer Benefit fee is reflected in the 1, 3, and 5 year surrender examples.

Response – Per Comment 23, the footnote has been removed.

26.Comment – Please remove the duplicate language "if you annuitize your contract before the 10th Benefit Year Anniversary in the footnote.

Response – Per Comment 23, the footnote has been removed.

Principal Risks of Investing in the Contract

27.Comment – Please include any risks associated with the 10-Year Account Value Buffer.

Response – Risks associated with electing the optional 10-Year Account Value Buffer Benefit have been addressed under "Selection Risk" which has been renamed to "Election of Optional Benefit Risk" and reads as follows:

"Election of Optional Benefit Risk. The optional benefits under the contract were designed for different financial goals and to protect against different financial risks. There is a risk that you may not choose, or may not have chosen, the benefit or benefits (if any) that are best suited for you based on your present or future needs and circumstances, and the benefits that are more suited for you (if any) may no longer be available. In addition, if you elected an optional benefit and do not use it, or if the contingencies upon which the benefit depend never occur, you will have paid for a benefit that you may not use or benefit from."

28.Comment – Since the contract only offers structured outcome funds (except for the money market fund), please include certain key risks associated with the structured outcome funds and refer contract holder to the fund prospectus.

Response - We have added key risks associated with the structured outcome funds under the "Structured Outcome Funds Risk" and refer the contract holder to the fund prospectus. The disclosure added reads as follows:

"Structured Outcome Funds Risk. Certain Underlying Funds may employ Strategies which seek to provide a `structured outcome' investment experience. These Strategies seeks to deliver performance defined by upside capture parameters and seek to provide targeted downside protection via downside parameters based on the performance of one or more referenced indices. The upside capture parameters could limit the upside participation of these Underlying Funds in rising referenced index performance relative to other funds that are not subject to such parameters. Conversely, downside protection parameters provide limited protection in the event of decreasing referenced index performance. One such parameter that seeks to provide limited downside protection is known as a "buffer". An Underlying Fund subject to a buffer of [10%] will seek to protect against the first [10%] of the referenced index price decrease over each outcome period, before fees and expenses. You will bear any losses exceeding [10%] related to the decrease in price of the referenced index. There is no guarantee that these Underlying Funds will successfully buffer against referenced index price decreases. Another parameter that seeks to provide limited downside protection is the downside "participation rate". The downside participation rate is the rate of participation in a negative return of the referenced index associated with the Strategy and is designed to pass through to the performance of the Underlying Fund. If the downside participation rate is [50%], the Underlying Fund will reflect up to [50%] of the negative performance of the referenced index on the Term End Date. For example, if the referenced index experiences a loss of [10%] in price, the Underlying Fund's outcome would be [-5%] on the Term End Date, before fees and expenses. Another parameter that seeks to provide downside protection is the "floor". The floor represents the maximum percentage of loss in a given referenced index that a Strategy will reflect via the performance of an Underlying Fund. If the floor in a Strategy is [-10%] and the performance of the referenced index is greater than this percentage, the floor would be the maximum negative performance that would be reflected in the Underlying Fund on the Term End Date. Assuming a floor of [10%], if the referenced index experiences a loss of [5%] in price, the performance of the Underlying Fund would reflect a [5%] loss. However, if the referenced index experiences a loss of [15%], the Underlying Fund will not generally reflect a loss greater than the floor of [10%] before fees and expenses. For each outcome period, an Underlying Fund's performance is subject to upside return parameters. One such parameter is the "cap". The cap that represents the maximum percentage return that these Underlying Funds can achieve, before fees and expenses. This cap is set on the first day of an outcome period and may increase or decrease from one outcome period to the next. If the referenced index experiences increases that exceeds the cap, you will not experience those excess gains. Another such parameter is the "spread". The spread represents the first percentage gain in a referenced index associated with the Strategy that you will not participate in. The spread is a variable figure that will be determined on the Term Start Date. If the spread is [1%] and the performance of a referenced index is greater than the spread, the Underlying Fund will reflect the percentage gain of the referenced index minus the spread on the Term End Date, before fees and expenses. Another parameter that seeks to provide upside capture is the upside "participation rate". The upside participation rate is the rate of participation in a referenced index associated with the Strategy and is designed to pass through such performance to the Underlying Fund. The upside participation rate is a variable figure that will be determined on the Term Start Date. If the upside participation rate is [50%], the Underlying Fund will reflect up to [50%] of the positive performance of the referenced index on the Term End Date. For example, if the referenced index experiences a gain of [10%] in price, the Underlying Fund's outcome would be [5%] on the Term End Date, before fees and expenses. These upside parameters may conflict with your investment objectives by limiting your ability to maximize growth of your investment. The parameters of the Underlying Funds are designed to achieve or attempt to achieve their objectives over the entirety of the Underlying Fund's outcome period. Therefore, if you invest in these Underlying Funds after its specified outcome period has already started, you risk your investment not experiencing the full effect of the parameters. Additionally, the specified outcomes of these Underlying Funds may not be realized, and a degree of under or over performance is likely. For more information, please see the Underlying Funds' prospectuses."

Investment Options

29.Comment – Please modify the following sentence in the Strategy definition on page 14 to reflect that the investment methodology attempts to reduce a portion of negative performance.

"An investment methodology with parameters designed to provide you with all, or a portion of positive performance related to a referenced index while simultaneously reducing a portion of negative performance."

Response – We have revised the definition of "Strategy" as follows:

"An investment methodology seeking to provide targeted downside protection and upside potential in the variable annuity. A Strategy is represented across multiple Underlying Funds that are managed by Milliman Financial Risk Management LLC and is designed to target specific outcomes based upon the performance of the index to which they are referenced over a specified period of time. Each Strategy, is constructed to target mitigation of a portion of downside performance risk associated with the referenced index (e.g., a buffer, floor, and/or participation rate), and target some level of upside performance capture associated with the referenced index (e.g., a cap, participation rate, and/or spread)."

30.Comment – Please consider revising the term "Fund Frequency" for plain English purposes, for example, "Fund Availability".

Response – We have considered revising the term "Fund Frequency". However, we believe the current term "Fund Frequency" accurately reflects the underlying funds' structured outcome period.

31.Comment – Prior discussions with the Depositor, the Staff has communicated that it is not appropriate to default investors to the money market fund prior to allocating money per an investor's investment instructions. Please explain supplementally why you believe the approach described in the following statement from page 15 is appropriate in the context of subsequent purchase payments.

"Prior to any portion of a subsequent Purchase Payment being allocated to Next Funds, any subsequent Purchase Payments to be allocated to Next Funds will be first allocated to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates."

Response –We will not default investors to the money market fund. We will only invest monies per investment instructions received by contract owners in Good Order. The disclosure has been revised as follows:

"Prior to any portion of a subsequent Purchase Payment being allocated to Next Funds, you must first elect to allocate your subsequent Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates."

32.Comment – In reference to the following statement from page 15, please explain supplementally whether a contract owner can allocate Purchase Payments to a fund with a different start date.

"You may elect to allocate your initial Purchase Payment to Current Funds or Next Funds associated with a selected Strategy, or a combination of both."

Response – Yes, a contract owner can allocate initial Purchase Payments to a fund with a different start date. For initial purchase payments, the contract owner can allocate to "Current Funds," which are funds with a Term Start Date most recently occurring prior to the contract issue date. A contract owner can allocate an initial Purchase Payment to "Current Funds" at any time. "Next Funds" are funds with a Term Start Date occurring after the contract issue date. If the contract owner intends on allocating their initial Purchase Payments to "Next Funds", they must instruct us to allocate their money to the money market fund and the money will be moved from the money market fund to the "Next Funds" available on the respective Term Start Date, according to the instructions received in Good Order.

Variable Portfolios

33.Comment - Please explain supplementally how the following statement from page 15 would work in practice.

"If you intend on investing your money in one or more Variable Portfolios that may be available in the future, you must elect that your money is invested in the money market fund until such time in which such Variable Portfolio(s) are made available."

Response –This disclosure was duplicate disclosure that has been removed.

Transfers During the Accumulation Phase

34.Comment – Please clarify if contract owners can transfer to any available funds.

Response – Contract owners can transfer to any available funds. Contract owners cannot transfer their funds to underlying funds whose term start date has not occurred. The following disclosure has been added under Transfers During the Accumulation Phase:

"You may only transfer funds to Variable Portfolios that are available for investment. You cannot transfer funds to Variable Portfolios whose Term Start Date has not yet occurred and prior to us receiving your transfer request in Good Order."

Benefits Available Under the Contract

35.Comment – Please consider whether the "basis" of the fee for the 10-Year Account Value Buffer on page 21 should be Net Purchase Payments.

Response – The basis of the fee for the 10-Year Account Value Buffer is an annualized percentage of Net Purchase Payments. The relevant disclosure on page

21 has been revised as follows:

"(an annualized percentage of Net Purchase Payments)"

10-Year Account Value Buffer

36.Comment – Please explain supplementary why you think the name of the rider is appropriate and not misleading.

Response – We have changed the name of the optional benefit from "10-Year Account Value Protector" to "10-Year Account Value Buffer" as per our discussion with the SEC Staff on or about September 10, 2021.

General Information

37.Comment – Please provide a plain English discussion for the benefit.

Response – The following plain English discussion of the benefit has been added under General Information.

"The [10-Year Account Value Buffer] benefit will provide a contract value credit of up to 10% or 20% of Net Purchase Payments (depending on which option is selected) on the 10th Benefit Year Anniversary. After the credit is applied, the contract value will be less than or equal to Net Purchase Payment, but never greater than Net Purchase Payments. For example, if you elect the 10% option and your Net Purchase Payments are $100,000 and your contract value on the 10th Benefit Year Anniversary is $90,000, a credit of $10,000 will be applied to bring your contract value up to $100,000. However, if your contract value on the 10th Benefit Year Anniversary is $93,000, a credit of $7,000 will be applied to bring your contract value up to $100,000. Alternatively, if your contract value on the 10th Benefit Year Anniversary is $83,000, a credit of $10,000 will be applied bringing your contract value to $93,000. Therefore, the maximum credit that will ever be applied to the contract on the 10th Benefit Year Anniversary will either be 10% or 20% of Net Purchase Payments depending on which option you elect. Note: That maximum credit would only be applied if the account value on the anniversary is less than or equal to 10% or 20% of Net Purchase Payments."

38.Comment – Please clarify and disclose how the "downside protection" that appears to be offered on both the 10-Year Account Value Buffer benefit feature and on the structured outcome funds are different and how they work together.

Response – We have added new disclosure to clarify how the "downside protection" that appears to be offered on both the 10-Year Account Value Buffer benefit feature and on the structured outcome funds are different and how they work together. The following new disclosure has been added in the prospectus after the optional benefit feature defined terms:

"How does the 10-Year Account Value Buffer work together with the structured outcome funds offered under this variable annuity and how are they different?

The Underlying Funds seek to deliver performance defined by upside capture parameters and seek to provide targeted downside protection based on the performance of one or more referenced indices. If the referenced index's price decreases in excess of the "buffer" over the outcome period of the Underlying Fund, you will bear any losses in excess of the buffer. If your contract value decreases due to poor performance of your investment options such as losses in excess of the buffer or simply through the application of fees and expenses, the 10-Year Account Value Buffer will provide you a one-time credit to your contract value on the 10th Benefit Year Anniversary if your contract value is lower than your Net Purchase Payments."

39.Comment – Please confirm that the following statement from page 23 is accurate.

"For example, if you selected the [10%] Benefit Percentage and your contract value is less than or equal to your Net Purchase Payments on the Benefit Date, your contract value after the Benefit will be equal to your Net Purchase Payments."

Response – This statement is not accurate and was included inadvertently. It has been removed.

40.Comment – Please include the appendix containing the formula and examples of calculations of the 10-Year Account Value Buffer Benefit in the next pre-effective amendment.

Response – We will provide the SEC Staff with the appendix containing the formula and examples of calculations of the 10-Year Account Value Buffer.

Death Benefits

41.Comment – Please consider revising the following disclosure from page 25 in light of the paragraph immediately preceding it or explain why the company would be unable to process a death claim if documents are received in Good Order prior to the Transaction Cutoff.

"If we are unable to process a death claim at the time we receive notification of the death and/or required documentation is not in Good Order, the Beneficiary may transfer the entire contract value to the money market fund by contacting the Annuity Service Center."

Response – The statement included an inadvertent typo and has been revised as follows:

"If we are unable to process a death claim at the time we receive notification of the death because the required documentation is not in Good Order, the Beneficiary may transfer the entire contract value to the money market fund by contacting the Annuity Service Center."

42.Comment – Please bold or otherwise highlight the Death Benefit Defined Terms on page 25.

Response – The Death Benefit Defined Terms on page 25 now appear in bold.

43.Comment - Please include the appendix containing death benefit calculation examples for details regarding the Return of Purchase Payment death benefit in the next pre-effective amendment.

Response – We will provide the SEC Staff with the appendix containing death benefit calculation examples for details regarding the Return of Purchase Payment death benefit.

Taxes

44.Comment – Please include the current state of tax law on pages 32 and 33 and in the SAI.

Response – We have revised the prospectus to only include the current state of tax law on pages 32 and 33 and in the SAI.

Other Information

45.Comment – Please consider deleting the following disclosure from page 37 since this is a new variable annuity and it is not relevant for new contract owners.

"Effective December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), a former affiliate of AGL, merged with and into AGL ("AGL Merger"). Before the AGL Merger, contracts in all states except New York were issued by SunAmerica Annuity. Upon the AGL Merger, all contractual obligations of SunAmerica Annuity became obligations of AGL."

Response - The disclosure from page 37 has been deleted.

46.Comment – Please remove the following disclosure from page 39 or provide the SEC Staff with the basis for the Depositor's ability to deny an investor the right to contest an error or discrepancy in a transaction in fund shares more than 30 days after the date of confirmation or quarterly statement.

"If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you have ratified the transaction."

Response – The disclosure has been removed.

Appendix A – Underlying Funds Available Under the Contract

47.Comment – Please explain that there may be funds unavailable to invest in and please provide the key risks associated with investing in the specific type of funds available in this variable annuity.

Response – We have added disclosure explaining that there may be funds unavailable to invest in and have also added disclosure regarding the key risks associated with investing in the specific type of funds available in this variable annuity as follows:

"With the exception of the [Milliman money market fund], all of the Underlying Funds in this variable annuity contain different Term Start Dates and Fund Frequencies. Therefore, not all the Underlying Funds listed herein may be available for allocation at the time you wish to invest in them. This variable annuity is unlike other variable annuities because it offers specific types of funds. Other than the money market fund, all of the Underlying Funds contained within this variable annuity employ strategies which seek to provide a 'structured outcome' investment experience. These strategies seek to deliver performance defined by upside capture parameters and seek to provide targeted downside protection parameters based on the performance of one or more referenced indices. There are no guarantees the parameters will be met and a degree of under or over performance is likely. Please see the funds' prospectuses for complete details."

Back Cover

48.Comment – Please revise the following statement since separate accounts that are organized as unit investment trusts do not file "reports" on EDGAR.

"You may also obtain reports and other information about the Separate Account on the SEC's website at www.sec.gov ,  and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov."

Response – We have removed the reference to "reports."

Part C – Other Information

49.Comment – Please revise Exhibit Number (k) to read "Opinion of Counsel and Consent of Counsel" or explain supplementally what it should read.

Response – We have revised Exhibit Number (k) to read "Opinion of Counsel and

Consent of Counsel."

Should you have any questions or need any additional information, please do not hesitate to contact me at (310) 772-6225 or e-mail: Nicole.strother@aig.com.

Very truly yours, /s/Nicole Strother

Nicole Strother

Counsel

CC: Michael Kosoff